UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 333-146719

PGT Savings Plan

(Exact name of Registrant as Specified in Its Charter)

PGT Innovations, Inc.

1070 Technology Drive

North Venice, Florida 34275

(941) 480-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in PGT Savings Plan

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

The PGT Savings Plan (the “Plan”) of PGT Innovations, Inc. (the “Company”) has terminated the option to invest in a fund consisting primarily of shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting primarily of shares of Common Stock or related plan interests held under the Plan were liquidated. The Company filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock and related plan interests that remained unsold under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the PGT Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PGT SAVINGS PLAN

Date: May 9, 2023	By:	/s/ Debbie LaPinska
Debbie LaPinska
Plan Administrator